SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS	世達國際律師事務所	AFFILIATE OFFICES
CHRISTOPHER W. BETTS	42/F, EDINBURGH TOWER, THE LANDMARK
GEOFFREY CHAN *	15 QUEEN’S ROAD CENTRAL, HONG KONG	BOSTON
SHU DU *		CHICAGO
ANDREW L. FOSTER *	TEL: (852) 3740-4700	HOUSTON
CHI T. STEVE KWOK *	FAX: (852) 3740-4727	LOS ANGELES
EDWARD H.P. LAM ♦*	www.skadden.com	NEW YORK
HAIPING LI *		PALO ALTO
RORY MCALPINE ♦		WASHINGTON, D.C.
JONATHAN B. STONE *		WILMINGTON
PALOMA P. WANG
♦ (ALSO ADMITTED IN ENGLAND & WALES)		BEIJING
* (ALSO ADMITTED IN NEW YORK)		BRUSSELS
FRANKFURT
REGISTERED FOREIGN LAWYER		LONDON
Z. JULIE GAO (CALIFORNIA)		MOSCOW
MUNICH
PARIS
SÃO PAULO
SEOUL
SHANGHAI
	August 13, 2020	SINGAPORE
TOKYO
TORONTO

Confidential

Mr. Scott Anderegg

Ms. Mara Ransom

Ms. Lyn Shenk

Mr. Tony Watson

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	iHuman Inc. (CIK No. 0001814423)
Response to the Staff’s Comments on
Draft Registration Statement on Form F-1
Confidentially Submitted on June 26, 2020

Dear Mr. Anderegg, Ms. Ransom, Ms. Shenk and Mr. Watson:

On behalf of our client, iHuman Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 23, 2020 on the Company’s draft registration statement on Form F-1 confidentially submitted on June 26, 2020 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review.

To facilitate the Staff’s review, we will separately deliver to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

In addition to adding and revising disclosure in response to the Staff’s comments, the Company has also included (i) its unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2020 and comparable financial information for the same period in 2019, and (ii) other information and data to reflect recent developments.

Prospectus Summary, page 1

1.                                      We note your disclosure that you are No. 1 in terms of paying users among online childhood edutainment providers in China and No. 1 in terms of MAUs among online childhood edutainment providers in China. In an appropriate place in your summary, please provide context for these performance metrics by discuss how you use these metrics to manage your business as you described in your MD&A discussion.

In response to the Staff’s comment, the Company has revised pages 11 and 13 of the Revised Draft Registration Statement to disclose these performance metrics with a discussion on how the Company use these metrics to manage its business.

2.                                      We note that according to your risk factor on page 31, “We will be a ‘controlled company’...” Please disclose in your summary that you are a controlled company and whether you intend to rely on any exemptions as a controlled company.

In response to the Staff’s comment, the Company has revised pages 6 and 34 of the Revised Draft Registration Statement.

Industry Overview, page 2

3.                                      We note your use of projections for the China’s childhood edutainment products market for 2024, such as the 2024 total revenue of China’s complementary childhood education market, the 2024 content-based complementary childhood education market, the 2024 penetration rate of China’s content-based complementary childhood education, and the 2024 total revenue of China’s childhood edutainment products market. If these figures are based on projections provided in the Frost & Sullivan report please cite this report. If these figures are based on other source(s) please cite the other source(s). If the figures are based upon management’s belief, please indicate that this is the case and include an explanation for the basis of such belief.

In response to the Staff’s comment, the Company has revised page 3 of the Revised Draft Registration Statement.

Conventions that Apply to this Prospectus, page 6

4.                                      Elaborate upon your definition of “Perfect World Group” to explain how it is affiliated with you. Please do the same with “Hongen Education,” as you state elsewhere that it is also affiliated with you.

In response to the Staff’s comment, the Company has revised pages 7 and 8 of the Revised Draft Registration Statement.

Risk Factors

If our security measures are breached or failed and result in unauthorized disclosure or unintended leakage of data, ... , page 20

5.                                      Please tell us whether you have experienced any material disruptions, outages, cyberattacks, attempts to breach your systems, or other similar incidents. If so, please disclose such incidents, including the cost and impact of such incidents. Please also disclose the nature of the board’s role in overseeing the company’s cybersecurity risk management.

The Company respectfully advises the Staff that it has not experienced any material disruptions, outages, cyberattacks, attempts to breach the Company’s systems, or other similar incidents. In response to the Staff’s comment, the Company has revised page 23 of the Revised Draft Registration Statement.

We may encounter potential conflict of interests in competition with our affiliates..., page 25

6.                                      Please enhance this risk factor to specify the positions that Messrs. Chi serve in your affiliates, and make similar revisions under “Management,” as applicable. Also, revise to specifically state that, at least with respect to Mr.Michael Yufeng Chi, he will likely face conflicts of interest as the Chairman of the Board of you and your affiliate.

In response to the Staff’s comment, the Company has revised page 28 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis

Key Factors Affecting Our Results of Operations, page 75

7.                                      Disclose the number of your active users, with a view to understanding the conversion potential into paying users.

The Company respectfully advises the Staff that the Company had disclosed the number of monthly active users on page 79 of the Revised Draft Registration Statement. The Company has also revised page 79 of the Revised Draft Registration Statement by adding the methodology for calculating month active users, for the convenience of the reader.

8.                                      Where you discuss the ability to manage your costs and expenses effectively, please elaborate upon this discussion in light of the fact that your research and development expenses as well as your general and administrative expenses have increased in recent years at rates in excess of your increases in revenue and acknowledge your stated intent to continue to incur such expenses. Provide readers with additional insight into how you intend to balance your intent to continue to incur those costs against any intent you may have to reduce your overall losses.

In response to the Staff’s comment, the Company has revised page 80 of the Revised Draft Registration Statement.

Key Components of Results of Operations, page 77

9.                                      You refer to your offline and online revenues throughout your prospectus. Clarify whether your offline and online revenues are the equivalent of your “Learning materials and devices” and “Learning services” revenue categories, respectively. If not, define your offline and online revenues.

The Company respectfully advises the Staff that offline and online revenues are equivalent to “Learning materials and devices” and “Learning services” revenue categories, respectively. The Company has also revised page 7 of the Revised Draft Registration Statement to add the definitions of “Learning materials and devices” and “Learning services” for the convenience of the reader.

Critical Accounting Policies, Judgments and Estimates

Fair value of our ordinary shares, page 89

10.                               Please disclose that your estimates will not be necessary to determine the fair value of new awards once the underlying shares begin trading.

In response to the Staff’s comment, the Company has revised page 98 of the Revised Draft Registration Statement.

Business, page 103

11.                               In an appropriate place in your discussion, please disclose that a single app, iHuman Chinese, represents 80% of total learning service revenues. In doing so, discuss your intent to diversify your revenues by drawing paying users to other apps or increase paying users of your iHuman app or both, as applicable, and the challenges in doing so.

In response to the Staff’s comment, the Company has revised page 122 of the Revised Draft Registration Statement.

Regulation, page 125

12.                               Please revise to discuss the effects of the various regulations that you describe here on your business with a view to understanding how the regulations are applicable to you.

In response to the Staff’s comment, the Company has revised pages 135—138, 140—145, 147—149, 151 and 152 of the Revised Draft Registration Statement.

Management, page 142

13.                               Your signature page suggests that you intend to appoint a new individual as your principal financial officer. If true, please update this section to provide the required information about this individual, when available. If you do not intend to appoint a new individual, please enhance your risk factor and MD&A disclosure that discusses your material weakness relating to your lack of sufficient accounting and financial reporting personnel to specifically acknowledge that you have not retained a chief financial officer, if true.

The Company respectfully advises the Staff that the Company intends to appoint an individual as the chief financial officer prior to the launch of the road show and undertakes to update the relevant information about the individual when available.

Note 1. Organization, Consolidation and Principal Activities

Restructuring

Onshore Restructuring, page F-9

14.                               Please tell us your consideration of including an English translation of the act-in-concert agreement as an exhibit. We also note from your disclosure that the difference between the cash consideration and the net book value of the acquired net assets has been accounted for as a distribution; however, please tell us why is was necessary to record the distribution in both of the years ended December 31, 2019 and 2018.

The Company respectfully advises the Staff that it does not believe the act-in-concert agreement (the “Agreement”) is an exhibit required to be filed under Item 601 of Regulation S-K. The Agreement had expired in June 2020 and no longer has any force or effect. The Agreement is also not a material contract under the two-year look-back requirement of Item 601(b)(10) of Regulation S-K because, among other possible reasons, neither the Company nor any subsidiary (or any consolidated affiliated entity) of the Company is a party of the Agreement or has succeeded to a party of the Agreement by assumption or assignment. Furthermore, the Agreement was not a contract in which the Company or any subsidiary (or any consolidated affiliated entity) of the Company had a beneficial interest.

The Company further respectfully advises the Staff that, as disclosed in Note 1 on page F-9 of the Revised Registration Statement, Tianjin Hongen acquired certain operating assets and liabilities relating to the Product Business from Hongen Education in connection with the Onshore Restructuring. Because cash was centrally held and managed by Hongen Education, Tianjin Hongen did not acquire any cash from Hongen Education. As such, the net cash generated from the Product Business and retained by Hongen Education before the acquisition was presented as “Distribution to Hongen Education” in both of the years ended December 31, 2018 and 2019.

Offshore Restructuring, page F-10

15.                               We note your disclosure that you retroactively presented the ordinary shares related to the historical equity transactions of Tianjin Hongen of 215,053,763; however, it appears only 160,000,000 shares were presented on a retroactive basis in the statements of changes in shareholders deficit. Please advise or revise.

The Company respectfully advises the Staff that the difference between 215,053,763 ordinary shares and 160,000,000 ordinary shares represents 55,053,763 ordinary shares issued as share-based compensation to certain employees and consultant during the year ended December 31, 2019 as disclosed in Note 12 on page F-34 of the Revised Registration Statement. As such, these ordinary shares were not included in the consolidated statements of changes in shareholders’ deficit for the year ended December 31, 2018.

Revenue recognition, page F-17

16.                               Please tell us your consideration of disclosing how you allocate the transaction price when you have multiple performance obligations in a contract. Refer to ASC 606-10-50-20c.

The Company respectfully advises the Staff that substantially all of our revenue arrangements only contain either sales of “learning services” or “learning materials and devices.” For revenue arrangements for learning services, there is typically only one performance obligation. For revenue arrangements for learning materials and devices, as control of all of the promised goods in a contract is generally transferred to the customer at the same time with revenue recognized at that point in time, the transaction price is not allocated to each learning material and device. Revenue arrangements that contain both “learning services” and “learning materials and devices” have multiple performance obligations to which the transaction price needs to be allocated as the promised goods and services are distinct and have different pattern of transfer to the customers. However, as revenues generated from the revenue arrangements containing both “learning services” and “learning materials and devices” were insignificant for the years ended December 31, 2018 and 2019, the Company did not disclose how the transaction price is allocated. The Company further respectively advises the Staff that the Company will provide additional disclosures in accordance with ASC 606-10-50-20c if revenues generated from contracts having multiple performance obligations that require allocation of transaction price become material.

Note 2. Summary of Significant Accounting Policies

Recent accounting pronouncements, page F-22

17.                               Please revise the effective date of ASU 2016-02. It appears this ASU is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years for a public business entity. For all other entities, the amendments in the Update are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020.

In response to the Staff’s comments, the Company has revised Note 2 on page F-23 of the Revised Registration Statement.

Note 11. Contingently Redeemable Ordinary Shares, page F-30

18.                               Please tell us how the RMB 40,000 related to the December 6, 2019 issuance of shares is reflected in the financial statements as of December 31, 2019.

The Company respectfully advises the Staff that the RMB40 million related to the December 6, 2019 issuance of shares was not included in the consolidated financial statements as of December 31, 2019 in accordance with Rule 5-02.29 of SEC Regulation S-X. The Company further respectfully advises the Staff that the Company received the RMB40 million in May 2020, and the amount has been recorded as contingently redeemable ordinary shares in the interim condensed consolidated financial statements as of June 30, 2020 on F-43 and F-59 in the Revised Registration Statement.

19.                               Please disclose the specific date through which the shares are subject to redemption.

In response to the Staff’s comment, the Company has revised Note 11 on page F-31 of the Revised Registration Statement to include the date through which the shares are subject to redemption.

Note 12. Share-Based Payments, page F-32

20.                               Based on your disclosure of the fair value of the awards granted of RMB6.67 per share, it does not appear you recognized all of the share-based compensation expense for the number of fully vested shares issued noted in the first paragraph on page F-34. Please advise or revise.

The Company respectfully advises the Staff that the total share-based compensation expenses of RMB270.5 million recognized for the year ended December 31, 2019 as disclosed under “other share-based compensation” in Note 12 on F-34 of the previously filed financial statements was calculated based on the fair value of Tianjin Hongen’s ordinary shares of RMB4.98 per share. In response to the Staff’s comments, the Company has revised the disclosure of fair value per share in Note 12 on page F-34 of the Revised Registration Statement.

The Company further respectfully advises the Staff that the fair value of the options granted under the Share Incentive Plan granted in January 2019 is also based on the fair value of Tianjin Hongen’s ordinary shares of RMB4.98 per share. As such, for consistency, the Company also revised the corresponding disclosure on pages 97—100 and in Note 12 on page F-33 of the Revised Registration Statement.

Note 14. Unaudited Pro Forma Net Loss Per Share, page F-35

21.                               Please tell us your consideration of including the share-based compensation expense related to the options that will become exercisable upon closing your IPO in your pro forma net loss per share calculation.

The Company respectfully advises the Staff that the Company considered Rule S-X 11-02(b)(6) and (7) of SEC Regulation S-X when preparing the pro forma net loss per share calculation. The immediate recognition of one-time share-based compensation expenses upon the completion of the IPO is not expected to have a continuing impact to the Company and, therefore, the Company did not include it in the pro forma net loss per share calculation.

Note 19. Condensed Financial Information of the Parent, page F-39

22.                               Please tell us why you excluded net cash provided by operating activities for the years presented.

In response to the Staff’s comment, the Company has revised Note 19 on page F-40 of the Revised Registration Statement.

*                                         *                                         *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or King Li, partner at Ernst & Young Hua Ming LLP, by phone at +86 10-5815-2099 or via email at king.li@cn.ey.com. Ernst & Young Hua Ming LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:                                Michael Yufeng Chi, Chairman of the Board of Directors, iHuman Inc.

Peng Dai, Director and Chief Executive Officer, iHuman Inc.

Yi Gao, Esq., Partner, Simpson Thacher & Bartlett LLP

King Li, Partner, Ernst & Young Hua Ming LLP